Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Vision Marine Technologies Inc. for the registration of up to 7,294,920 shares of its common stock and to the incorporation by reference therein of our report dated November 27, 2023, except for the effects of the reverse stock splits described in Note 2, as to which the date is December 2, 2024, with respect to the consolidated statement of financial position as at August 31, 2023 and the consolidated statements of changes in shareholders’ equity (deficit), comprehensive loss and cash flows for each of the years in the two-year period ended August 31, 2023 incorporated by reference in its Annual Report on Form 20-F filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Montreal, Canada

January 22, 2025